UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASANA, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

04342Y104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04342Y104	SCHEDULE 13G	Page 2 of 4

1.	Names of Reporting Persons. Dustin A. Moskovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 72,667,057(1)(2)(3)(4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 72,667,057(1)(2)(3)(4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,667,057(1)(2)(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 48.6%(4)(5)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 800,000 shares of Class A Common Stock held of record by Mr. Moskovitz, (ii) 4,147,046 shares of Class A Common Stock held of record by Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 (the “Dustin Moskovitz Trust”), (iii) 21,395,830 shares of Class B Common Stock held of record by Mr. Moskovitz, (iv) 25,017,933 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares held of record by the Dustin Moskovitz Roth IRA, (vi) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, (vii) 1,229,256 shares held of record by the Justin Rosenstein Trust 2, (viii) 11,282,390 shares of Class B Common Stock that are issuable pursuant to the Senior Mandatory Convertible Promissory Note (the “January Convertible Note”) held of record by the Dustin Moskovitz Trust, and (ix) 5,730,432 shares of Class B Common Stock that are issuable pursuant to the Senior Mandatory Convertible Promissory Note (the “June Convertible Note”) held of record by the Dustin Moskovitz Trust. Mr. Moskovitz is the trustee of the Justin Rosenstein Trust and the Justin Rosenstein Trust 2 and may be deemed to have voting power and dispositive power over the shares held by these trusts.

(2)

The January Convertible Note has a principal amount of $300,000,000, a maturity date of January 30, 2025, and accrues interest at a rate of 3.5% per annum, compounded annually. Subject to meeting certain trading price conditions, the principal amount and all accrued interest through scheduled maturity may be converted prior to maturity upon the option of the Issuer into shares of Existing Class B Common Stock at the initial conversion price of $31.58 per share. The initial conversion price and number of shares issuable upon conversion of the January Convertible Note are subject to potential adjustment per the terms of such note. Per the terms of the January Convertible Note, such note is also mandatorily convertible into shares of Class B Common Stock upon the occurrence of certain other events, including at the maturity date of such note and upon a change of control of the Issuer.

(3)

The June Convertible Note has a principal amount of $150,000,000, a maturity date of June 26, 2025, and accrues interest at a rate of 3.5% per annum, compounded annually. Subject to meeting certain trading price conditions, the principal amount and all accrued interest through scheduled maturity may be converted prior to maturity upon the option of the Issuer into shares of Existing Class B Common Stock at the initial conversion price of $31.09 per share. The initial conversion price and number of shares issuable upon conversion of the June Convertible Note are subject to potential adjustment per the terms of such note. Per the terms of the June Convertible Note, such note is also mandatorily convertible into shares of Class B Common Stock upon the occurrence of certain other events, including at the maturity date of such note and upon a change of control of the Issuer.

(4)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(5)

Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on 81,932,239 shares of Class A Common Stock issued and outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person.

CUSIP No. 04342Y104	SCHEDULE 13G	Page 3 of 4

Item 1.

(a)	Name of Issuer:

Asana, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1550 Bryant Street, Suite 200

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing:

Dustin A. Moskovitz

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is c/o Asana, Inc., 1550 Bryant Street, Suite 200, San Francisco, CA 94103.

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share

(e)	CUSIP Number:

04342Y104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 04342Y104	SCHEDULE 13G	Page 4 of 4

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of the cover page to this Schedule 13G.

(b)	Percent of class: See Row 11 of the cover page to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	See Row 5 of the cover page to this Schedule 13G.

(ii) Shared power to vote or to direct the vote	See Row 6 of the cover page to this Schedule 13G.

(iii) Sole power to dispose or to direct the disposition of	See Row 7 of the cover page to this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of	See Row 8 of the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

DUSTIN A. MOSKOVITZ
/s/ Dustin A. Moskovitz
An individual